EXHIBIT 99.1

Ultrapetrol Announces Share Repurchase Program

NASSAU, Bahamas, Oct. 24, 2011 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced that its Board of Directors has approved a share repurchase program effective immediately for up to a total of $20 million of the Company's common stock through April 30, 2012. Share repurchases may be made by the Company and certain of its affiliates from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

Felipe Menendez, President and Chief Executive Officer, said, "The share repurchase program approved by the Board of Directors demonstrates our continued confidence in Ultrapetrol's future prospects as our investments over the past four years have begun to have a positive impact on the Company's operations. We believe that with our conservative balance sheet and fully funded capital improvement projects through 2012, we are well positioned to continue implementing our growth strategy while purchasing shares at attractive levels."

All share repurchases will be made pursuant to the share repurchase program adopted under Rule 10b-18 under the Securities Exchange Act of 1934, as amended. This program does not require the Company to purchase any specific number or amount of shares, and the timing and amount of such purchases will be determined by management based upon market conditions and other factors. In addition, this share repurchase program may be amended or terminated at the discretion of the Board of Directors.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164.

SOURCE: Ultrapetrol
ULTR-G

CONTACT: The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com

         David Burke
         646-673-9701
         dburke@igbir.com